## Bank of America Merrill Lynch

540 W. Madison Street, Suite 1800
Chicago, IL 60661
USA

*Administrator:*

Chris Nuxoll 312.904.1023
christopher.nuxoll@bankofamerica.com

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Corporate Bond TRACERS Units*
*CBT Series 2003-1 Units Trust*

| | |
|---|---|
| Statement Date: | 27-Jun-11 |
| Payment Date: | 27-Jun-11 |
| Prior Payment: | 25-May-11 |
| Next Payment: | 25-Jul-11 |
| Record Date: | 24-Jun-11 |

## Reporting Package Table of Contents

| Issue Id: | SAT31CBT |
|---|---|
| Monthly Data File Name: | SAT31CBT_201106_3.ZIP |

| | |
|---|---|
| Closing Date: | 25-Sep-03 |
| First Payment Date: | 27-Oct-03 |
| Rated Final Payment: Date: | 25-Jul-13 |

**Parties to The Transaction**

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley & Co. Incorporated
Rating Agency: Moody's Investors Service, Inc./Standard & Poor's, Inc.

**Information is available for this issue from the following sources**

Bank of America Merrill Lynch                                      www.etrustee.net

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Corporate Bond TRACERS Units*
*CBT Series 2003-1 Units Trust*

| | |
|---|---|
| Statement Date: | 27-Jun-11 |
| Payment Date: | 27-Jun-11 |
| Prior Payment: | 25-May-11 |
| Next Payment: | 25-Jul-11 |
| Record Date: | 24-Jun-11 |

WAC:  4.187500%

*Grantor Trust*

| Class | Original Face Value (1) | Opening Balance | Principal Payment | Principal Adj. or Loss | Negative Amortization | Closing Balance | Interest Payment (2) | Interest Adjustment | Pass-Through Rate |
|---|---|---|---|---|---|---|---|---|---|
| CUSIP | | Factor per $ 1000 | Factor per $ 1000 | Factor per $ 1000 | Factor per $ 1000 | Factor per $ 1000 | Factor per $ 1000 | Factor per $ 1000 | Next Rate(3) |
| Units | 25,000,000.00 | 24,000,000.00 | 0.00 | 0.00 | 0.00 | 24,000,000.00 | 104,649.17 | 0.00 | 5.2324583330% |
| 12496DAA5 | | 960.000000000 | 0.000000000 | 0.000000000 | 0.000000000 | 960.000000000 | 4.185966800 | 0.000000000 | 5.2324583300% |
| Total | 25,000,000.00 | 24,000,000.00 | 0.00 | 0.00 | 0.00 | 24,000,000.00 | 104,649.17 | 0.00 | |

| | |
|---|---|
| Total P&I Payment | 104,649.17 |

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated.   * Denotes Controlling Class*

**Bank of America Merrill Lynch**

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Corporate Bond TRACERS Units*
*CBT Series 2003-1 Units Trust*

| | |
|---|---|
| Statement Date: | 27-Jun-11 |
| Payment Date: | 27-Jun-11 |
| Prior Payment: | 25-May-11 |
| Next Payment: | 25-Jul-11 |
| Record Date: | 24-Jun-11 |

## Cash Reconciliation Summary

### Interest Summary

| | |
|---|---|
| Current Scheduled Interest | 104,649.17 |
| Less Deferred Interest | 0.00 |
| Less PPIS Reducing Scheduled Int | 0.00 |
| Plus Gross Advance Interest | 0.00 |
| Less ASER Interest Adv Reduction | 0.00 |
| Interest Not Advanced (Current Period) | 0.00 |
| Less Modification Shortfall Amount | 0.00 |
| Less Other Adjustment | 0.00 |
| **Total** | 104,649.17 |
| **Unscheduled Interest:** | |
| Prepayment Penalties | 0.00 |
| Yield Maintenance Penalties | 0.00 |
| Other Interest Proceeds | 1,260.00 |
| Total | 1,260.00 |
| Less Fee Paid To Servicer | 0.00 |
| Less Fee Strips Paid by Servicer | 0.00 |
| **Less Fees & Expenses Paid By/To Servicer** | |
| Special Servicing Fees | 0.00 |
| Workout Fees | 0.00 |
| Liquidation Fees | 0.00 |
| Interest Due Serv on Advances | 0.00 |
| Recoup of Prior Advances | 0.00 |
| Misc. Fees & Expenses | 0.00 |
| | 0.00 |
| Total Unscheduled Fees & Expenses | 0.00 |
| Total Interest Due Trust | 105,909.17 |
| **Less Fees & Expenses Paid By/To Trust** | |
| Trustee Fee | (1,260.00) |
| Fee Strips | 0.00 |
| Misc. Fees | 0.00 |
| Interest Reserve Withholding | 0.00 |
| Plus Interest Reserve Deposit | 0.00 |
| Total | (1,260.00) |
| Total Interest Due Certs | 104,649.17 |

### Principal Summary

| | |
|---|---|
| **Scheduled Principal:** | |
| Current Scheduled Principal | 0.00 |
| Advanced Scheduled Principal | 0.00 |
| Scheduled Principal | 0.00 |
| **Unscheduled Principal:** | |
| Curtailments | 0.00 |
| Prepayments in Full | 0.00 |
| Liquidation Proceeds | 0.00 |
| Repurchase Proceeds | 0.00 |
| Other Principal Proceeds | 0.00 |
| Total Unscheduled Principal | 0.00 |
| Remittance Principal | 0.00 |
| Remittance P&I Due Trust | 105,909.17 |
| Remittance P&I Due Certs | 104,649.17 |

### Pool Balance Summary

| | Balance | Count |
|---|---|---|
| Beginning Pool | 24,000,000.00 | 24 |
| Scheduled Principal | 0.00 | 0 |
| Unscheduled Principal | 0.00 | 0 |
| Deferred Interest | 0.00 | |
| Liquidations | 0.00 | 0 |
| Repurchases | 0.00 | 0 |
| Ending Pool | 24,000,000.00 | 24 |

### Servicing Fee Summary

| | |
|---|---|
| Current Servicing Fees | 0.00 |
| Plus Fees Advanced for PPIS | 0.00 |
| Less Reduction for PPIS | 0.00 |
| Plus Delinquent Servicing Fees | 0.00 |
| Total Servicing Fees | 0.00 |

### PPIS Summary

| | |
|---|---|
| Gross PPIS | 0.00 |
| Reduced by PPIE | 0.00 |
| Reduced by Shortfalls in Fees | 0.00 |
| Reduced by Other Amounts | 0.00 |
| PPIS Reducing Scheduled Interest | 0.00 |
| PPIS Reducing Servicing Fee | 0.00 |
| PPIS Due Certificate | 0.00 |

### Advance Summary (Advance Made by Servicer)

| | Principal | Interest |
|---|---|---|
| Prior Outstanding | 0.00 | 0.00 |
| Plus Current Period | 0.00 | 0.00 |
| Less Recovered | 0.00 | 0.00 |
| Less Non Recovered | 0.00 | 0.00 |
| Ending Outstanding | 0.00 | 0.00 |

# Structured Asset Trust Unit Repackagings (SATURNS)
# Corporate Bond TRACERS Units
# CBT Series 2003-1 Units Trust

| | |
|---|---|
| Statement Date: | 27-Jun-11 |
| Payment Date: | 27-Jun-11 |
| Prior Payment: | 25-May-11 |
| Next Payment: | 25-Jul-11 |
| Record Date: | 24-Jun-11 |

## Bond Interest Reconciliation

| Class | Accrual Method | Accrual Days | Pass Thru Rate | Accrued Certificate Interest | Deductions: Allocable PPIS | Deductions: Deferred & Accretion Interest | Deductions: Interest Loss/Exp | Additions: Prior Int. Short-falls Due | Additions: Int Accrual on Prior Shortfall (3) | Additions: Prepay-ment Penalties | Additions: Other Interest Proceeds (1) | Distributable Certificate Interest (2) | Interest Payment Amount | Current Period (Shortfall)/ Recovery | Remaining Outstanding Interest Shortfalls | Credit Support Original | Credit Support Current(4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Units | 30/360 | 30 | 5.2324583330% | 104,649.17 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 104,649.17 | 104,649.17 | 0.00 | 0.00 | NA | NA |
| | | | | 104,649.17 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 104,649.17 | 104,649.17 | 0.00 | 0.00 | | |

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.
(2) Accrued - Deductions + Additions Interest
(3) Includes interest accrued on outstanding Interest Shortfalls and/or Loss Allocations. Where applicable.
(4) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

21-Jun-2011 - 15:30 (N834) © 2011 Bank of America Corporation

**Bank of America Merrill Lynch**

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Corporate Bond TRACERS Units*
*CBT Series 2003-1 Units Trust*

| | |
|---|---|
| Statement Date: | 27-Jun-11 |
| Payment Date: | 27-Jun-11 |
| Prior Payment: | 25-May-11 |
| Next Payment: | 25-Jul-11 |
| Record Date: | 24-Jun-11 |

## *Other Related Information*

| Underlying Issuer and Underlying Security | Interest Rate | Principal Amount Underlying Security | Interest Payment Dates | Payment to the Trust |
|---|---|---|---|---|
| Verizon Virginia Inc. 4.625% Debentures; Series A; due 2013 | 4.625% | 1,000,000.00 | Sep 15 2011 / Mar 15 2012 | 0.00 |
| John Deere Capital Corporation 5.10% Global Debentures due January 15; 201 | 5.100% | 1,000,000.00 | Jul 15 2011 / Jan 15 2012 | 0.00 |
| Ford Motor Credit Company 7.250% GlobLs due October 25; 2011 | 7.250% | 1,000,000.00 | Oct 25 2011 / Apr 25 2012 | 0.00 |
| The Dow Chemical Company 6% Notes due 2012 | 6.000% | 1,000,000.00 | Oct 1 2011 / Apr 1 2012 | 0.00 |
| Consolidated Edison Company of New York; Inc. 5.625% Debentures; Series 2 | 5.625% | 1,000,000.00 | Jul 1 2011 / Jan 1 2012 | 0.00 |
| The Goldman Sachs Group; Inc. 4.750% Notes due 2013 | 4.750% | 1,000,000.00 | Jul 15 2011 / Jan 15 2012 | 0.00 |
| General Motors Acceptance Corporation 6.875% Notes due August 28; 2012 | 6.875% | 1,000,000.00 | Aug 28 2011 / Feb 28 2012 | 0.00 |
| Duke Energy Corporation 5.625% Senior Notes due 2012 | 5.625% | 1,000,000.00 | Nov 30 2011 / May 30 2012 | 28,125.00 |
| Credit Suisse First Boston (USA); Inc. 6.50% Notes due January 15; 2012 | 6.500% | 1,000,000.00 | Jul 15 2011 / Jan 15 2012 | 0.00 |
| Bank of America Corporation 4.875% Senior Notes due 2013 | 4.875% | 1,000,000.00 | Jul 15 2011 / Jan 15 2012 | 0.00 |
| Marsh and McLennan Companies; Inc. 4.850% Senior Notes due 2013 | 4.850% | 1,000,000.00 | Aug 15 2011 / Feb 15 2012 | 0.00 |
| Bank One Corporation 5.25% Subordinated Notes due 2013 | 5.250% | 1,000,000.00 | Jul 30 2011 / Jan 30 2012 | 0.00 |
| SBC Communications Inc. 5.875% Global Notes due August 15; 2012 | 5.875% | 1,000,000.00 | Aug 15 2011 / Feb 15 2012 | 0.00 |
| Limited Brands; Inc. 6.125% Notes due December 1; 2012 | 6.125% | 1,000,000.00 | Jun 1 2011 / Dec 1 2011 | 30,625.00 |
| General Electric Company 5% Notes due 2013 | 5.000% | 1,000,000.00 | Aug 1 2011 / Feb 1 2012 | 0.00 |
| Dominion Resources; Inc. 2002 Series C 5.70% Senior Notes due 2012 | 5.700% | 1,000,000.00 | Sep 17 2011 / Mar 17 2012 | 0.00 |
| ConocoPhillips 4.75% Notes due 2012 | 4.750% | 1,000,000.00 | Oct 15 2011 / Apr 15 2012 | 0.00 |
| Citigroup Inc. 5.625% Subordinated Notes dues 2012 | 5.625% | 1,000,000.00 | Aug 27 2011 / Feb 27 2012 | 0.00 |
| Campbell Soup Company 5.00% Notes dues 2012 | 5.000% | 1,000,000.00 | Jun 3 2011 / Dec 3 2011 | 25,000.00 |
| Boeing Capital Corporation 5.80% Senior Notes due 2013 | 5.800% | 1,000,000.00 | Jul 15 2011 / Jan 15 2012 | 0.00 |
| BB&T Corporation 4.75% Subordinated Notes due 2012 | 4.750% | 1,000,000.00 | Oct 1 2011 / Apr 1 2012 | 0.00 |
| Wal-Mart Stores; Inc. 4.55% Notes due 2013 | 4.550% | 1,000,000.00 | Nov 1 2011 / May 1 2012 | 0.00 |

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Corporate Bond TRACERS Units*
*CBT Series 2003-1 Units Trust*

| | |
|---|---|
| Statement Date: | 27-Jun-11 |
| Payment Date: | 27-Jun-11 |
| Prior Payment: | 25-May-11 |
| Next Payment: | 25-Jul-11 |
| Record Date: | 24-Jun-11 |

## *Other Related Information*

| Underlying Issuer and Underlying Security | Interest Rate | Principal Amount Underlying Security | Interest Payment Dates | Payment to the Trust |
|---|---|---|---|---|
| Johnson & Johnson 3.80% Debentures due May 15; 2013 | 3.800% | 1,000,000.00 | Nov 15 2011 / May 15 2012 | 0.00 |
| Merck & Co.; Inc. 4.375% Notes due 2013 | 4.375% | 1,000,000.00 | Aug 15 2011 / Feb 15 2012 | 0.00 |

**Bank of America**
**Merrill Lynch**

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Corporate Bond TRACERS Units*
*CBT Series 2003-1 Units Trust*

Statement Date: 27-Jun-11
Payment Date: 27-Jun-11
Prior Payment: 25-May-11
Next Payment: 25-Jul-11
Record Date: 24-Jun-11

## Other Related Information

| Underlying Issuer and Underlying Security | CUSIP | Fitch | Moody's | S&P |
|---|---|---|---|---|
| Bank of America Corporation | 060505AX2 | A+ | A2 | A |
| Bank One Corporation | 06423AAS2 | A+ | A1 | A |
| BB&T Corporation | 054937AD9 | A | A3 | A- |
| Boeing Capital Corporation | 097014AH7 | A | A2 | A |
| Campbell Soup Company | 134429AR0 | A | A2 | A |
| Citigroup Inc. | 172967BP5 | A | Baa1 | A- |
| ConocoPhillips | 20825CAE4 | A | A1 | A |
| Consolidated Edison Company | 209111DZ3 | A- | A3 | A- |
| Credit Suisse First Boston | 22541LAC7 | AA- | Aa1 | A+ |
| Dominion Resources Inc. | 257469AF3 | BBB+ | Baa2 | A- |
| The Dow Chemical Company | 260543BR3 | BBB | Baa3 | BBB |
| Duke Energy Corporation | 264399EF9 | A | A3 | A- |
| Ford Motor Credit Company | 345397TY9 | BB- | Ba2 | BB- |
| General Electric Company | 369604AY9 | NR | Aa2 | AA+ |
| General Motors Acceptance Corp | 370425SEI | NR | NR | NR |
| The Goldman Sachs Group Inc. | 38141GDK7 | A+ | A1 | A |
| John Deere Capital Corporation | 244217BK0 | A | A2 | A |
| Johnson & Johnson | 478160AM6 | AAA | Aaa | AAA |
| Limited Brands Inc. | 532716AH0 | BB | Ba2 | BB |
| Marsh and McLennan Companies | 571748AJ1 | BBB | Baa2 | BBB- |
| Merck & Co. Inc. | 589331AH0 | A+ | Aa3 | AA |
| SBC Communications Inc. | 78387GAK9 | A | A2 | A- |
| Verizon Virginia Inc. | 92345NAA8 | A | Baa1 | A- |
| Wal-Mart Stores Inc. | 931142BT9 | AA | Aa2 | AA |

**Bank of America Merrill Lynch**

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Corporate Bond TRACERS Units*
*CBT Series 2003-1 Units Trust*

| | |
|---|---|
| Statement Date: | 27-Jun-11 |
| Payment Date: | 27-Jun-11 |
| Prior Payment: | 25-May-11 |
| Next Payment: | 25-Jul-11 |
| Record Date: | 24-Jun-11 |

## *Other Related Information*

### Swap Information

| Swap Recipients | Swap Amount Received | Next Swap Rate |
|---|---|---|
| Morgan Stanley Capital Services Inc. | 83,750.00 | |
| CBT Series 2003-1 Units Trust | 105,909.17 | 5.295% |

**Bank of America**
**Merrill Lynch**

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Corporate Bond TRACERS Units*
*CBT Series 2003-1 Units Trust*

| | |
|---|---|
| Statement Date: | 27-Jun-11 |
| Payment Date: | 27-Jun-11 |
| Prior Payment: | 25-May-11 |
| Next Payment: | 25-Jul-11 |
| Record Date: | 24-Jun-11 |

### Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

**Bank of America**
**Merrill Lynch**

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Corporate Bond TRACERS Units*
*CBT Series 2003-1 Units Trust*

| | |
|---|---|
| Statement Date: | 27-Jun-11 |
| Payment Date: | 27-Jun-11 |
| Prior Payment: | 25-May-11 |
| Next Payment: | 25-Jul-11 |
| Record Date: | 24-Jun-11 |

## Rating Information

| Class | CUSIP | Original Ratings | | | Rating Change/Change Date(1) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Fitch | Moody's | S&P | Fitch | | Moody's | | S&P | |
| Units | 12496DAA5 | NR | A3 | A- | | | Ba1 | 3/18/11 | B+ | 5/27/11 |

NR - Designates that the class was not rated by the rating agency.

**(1)** Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to Bank of America within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, Bank of America recommends that investors obtain current rating information directly from the rating agency.

**Bank of America**
**Merrill Lynch**

Statement Date: 27-Jun-11
Payment Date: 27-Jun-11
Prior Payment: 25-May-11
Next Payment: 25-Jul-11
Record Date: 24-Jun-11

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Corporate Bond TRACERS Units*
*CBT Series 2003-1 Units Trust*

*Realized Loss Detail*

| Period | Disclosure Control # | Appraisal Date | Appraisal Value | Beginning Scheduled Balance | Gross Proceeds | Gross Proceeds as a % of Sched. Balance | Aggregate Liquidation Expenses * | Net Liquidation Proceeds | Net Proceeds as a % of Sched. Balance | Realized Loss |
|---|---|---|---|---|---|---|---|---|---|---|
| **Current Total** | | | | | | | | | | |
| **Cumulative** | | | | | | | | | | |

\* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

## *Disclaimer*

*On December 30, 2010, substantially all of the Global Securities Solutions securitization trust administration business of Bank of America, N.A. and its affiliates (collectively, "Bank of America") located in the United States, the United Kingdom and Ireland was acquired by the corporate trust division of U.S. Bank National Association and its affiliates (collectively, "U.S. Bank"). As a result of the acquisition, substantially all of the relationships of the Global Securities Solutions securitization trust administration business are being administered by U.S. Bank, with transitional assistance from Bank of America. The securitization trust administration functions and roles that are being transitioned include, but are not limited to, Bank of America's roles and duties as trustee, securities administrator, paying agent, collateral agent, custodian, security registrar, calculation agent and depositary. Succession by U.S. Bank of securitization trust administration roles from Bank of America shall be subject to satisfaction of any applicable requirements or conditions set forth in the applicable agreements. During the transition period, until further notice is provided, all communications and any other ongoing activities regarding the securitization trust administration business should continue to be made through your current Bank of America contacts. Should you have any questions in relation to either this notice or the servicing of your account, please contact the applicable Transaction Manager.*